March 7, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Scott Anderegg and Dietrich King

Re:	ATIF Holdings Ltd
Amendment No. 1 to Registration Statement on Form S-3
Filed February 10, 2023
File No. 333-268927

Gentlemen:

On behalf of our client, ATIF Holdings Ltd (the “Company”), we set forth below the Company’s responses to the letter, dated March 1, 2023, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to Registration Statement on Form S-3 (File No. 333-268927) filed by the Company on February 10, 2023 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-3/A (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-3.

Amendment No. 1 to Registration Statement on Form S-3 filed February 10, 2023

Recent Regulatory Development, page 5

1.	We note your response to comment 8 and your revised disclosure, including specifically your reliance on the Yuan Tai Law Offices as to certain legal matters. Please file as an exhibit to the registration statement a consent from the Yuan Tai Law Offices to being named in the registration statement, and please add the firm and the scope of its engagement to the Legal Matters section of the prospectus.

Response: We have revised the Amendment in accordance with the Staff’s comment and included the written consent of Yuan Tai Law Offices as Exhibit 23.3 to the Amendment and updated the “Legal Matters” section accordingly, please see page 31 of the Amendment for further details.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou
Name:	Huan Lou
On behalf of ATIF Holdings Limited

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

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